                                                              Exhibit (a)(5)(c)


SUPPLEMENT TO OFFERING MEMORANDUM


                                  [ARCO LOGO]


                         EXCHANGE OFFER FOR OUTSTANDING
              5 3/4% CONVERTIBLE SUBORDINATED DEBENTURES DUE 2002


         This supplement provides additional information relating to our offer to exchange for each $1,000 principal amount of and accrued interest on our 5 3/4% Convertible Subordinated Debentures Due October 1, 2002, which are referred to as the old convertible debentures, the following:

         - $839 principal amount of our new 5 3/4% Series A Senior Subordinated Notes Due September 30, 2002,

         - $190 principal amount of our new 10% Series B Senior Subordinated Notes Due September 30, 2009, and

         - 13 warrants, each warrant to purchase one share of our common stock, par value $0.01 per share, at an exercise price of $3.50 per share and with an expiration date of September 30, 2009.

         Since the date of our offering memorandum, August 14, 2002, we have received a number of inquiries from holders of old convertible debentures regarding the proposed $112.8 million loan from Health Care Property Investors, Inc., or HCPI, or one of its affiliates to one of our subsidiaries and the proposed $12.2 million equity investment by HCPI or one of its affiliates in certain of our subsidiaries. The HCPI loan and equity investment are described on pages 29 to 31 of the offering memorandum. In an effort to address these inquiries, this supplement provides additional financial and other information regarding the HCPI loan and equity investment.

         Please remember that the exchange offer expires at 5:00 p.m., Eastern Time, on Thursday, September 12, 2002, unless extended or terminated. It is a condition of the HCPI loan and equity investment that we receive the valid tender of at least 75% of the outstanding principal amount of the old convertible debentures in the exchange offer. You should carefully review this supplement and the offering memorandum, including the risk factors beginning on page 14 of the offering memorandum, prior to deciding whether or not to participate in the exchange offer.

         Our letter of transmittal, dated August 14, 2002, is deemed to be amended and supplemented for all purposes (and regardless of whether the letter of transmittal that you submit has been so changed) so that references to our "Offering Memorandum" shall read "Offering Memorandum, dated August 14, 2002, as amended and supplemented by the Supplement to Offering Memorandum dated August 29, 2002."

         THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER SET FORTH IN OUR OFFERING MEMORANDUM HAVE NOT CHANGED AND REMAIN APPLICABLE IN ALL RESPECTS TO THE EXCHANGE OFFER. THIS SUPPLEMENT SHOULD BE READ IN CONJUNCTION WITH OUR OFFERING MEMORANDUM AND THE RELATED LETTER OF TRANSMITTAL, EACH OF WHICH WAS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 14, 2002. THESE DOCUMENTS HAVE BEEN PREVIOUSLY MAILED TO YOU. THIS SUPPLEMENT, THE OFFERING MEMORANDUM AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ CAREFULLY IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE EXCHANGE OFFER.


         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS SUPPLEMENT TO OUR OFFERING MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.


                The date of this supplement is August 29, 2002.

                      THE HCPI LOAN AND EQUITY INVESTMENT

         The following discussion is a summary of the material terms of the HCPI loan and equity investment. Since this discussion is a summary, it does not contain all of the terms of the HCPI loan and equity investment or all of the information that may be important to you in determining whether you should participate in the exchange offer. Therefore, you should carefully review the loan agreement, the contribution agreement and the form of master lease with HCPI. Those agreements are filed as exhibits to the Schedule TO, as amended, that we have filed with the Securities and Exchange Commission. You may obtain those documents from us at our address set forth on the back cover page of this supplement.

         Under the terms of the loan agreement, HCPI has agreed to make a $112.8 million non-recourse loan to our wholly owned subsidiary, ARCPI Holdings, Inc., or ARCPI. ARCPI will own and operate, among other assets, nine of our large retirement centers (the "Nine Retirement Centers"). As part of the HCPI loan and equity investment, the ownership and operation of each of the Nine Retirement Centers will be divided between an operating entity (each a "LeaseCo") and a real estate holding company (each a "RealtyCo"). The RealtyCos will own the real property comprising the Nine Retirement Centers and will function solely as passive real estate holding companies whose sole purpose is to lease the Nine Retirement Centers to the LeaseCos. The LeaseCos will operate the Nine Retirement Centers pursuant to a long-term master lease with the RealtyCos. The RealtyCos will own the Nine Retirement Centers subject to approximately $170.0 million of first mortgage debt and will receive lease payments from the LeaseCos pursuant to the master lease.

         In conjunction with the closing of the loan, under the terms of the contribution agreement, HCPI has agreed to make a $12.2 million equity investment in the RealtyCos in return for a 9.8% ownership interest in each of the RealtyCos. Immediately after closing, ARCPI will own a 90.2% interest in each RealtyCo and HCPI will own the remaining 9.8%. ARCPI will continue to own 100% of the LeaseCos and HCPI will have no interest therein. ARCPI will have the right for one year beginning four years after closing to repurchase HCPI's interest in the RealtyCos for a formula purchase price. HCPI will have the right to purchase ARCPI's interest in the RealtyCos beginning five years after the closing for a formula purchase price.

         The loan has a maturity of five years and may be repaid in full at ARCPI's option starting at the end of the third year. Interest on the loan will accrue at 19.5% per annum. ARCPI will be required to make quarterly cash interest payments of 9.0% based on the initial principal amount of the loan with the cash interest payments increasing by approximately 55 basis points per year starting on April 1, 2004. On each quarterly interest payment date, the excess, unpaid interest will accrue and be added to the principal amount of the loan. The accrued, but unpaid excess interest on the loan will only become due and payable at the loan's maturity or upon ARCPI's voluntary prepayment of the loan. ARCPI anticipates repaying the loan as soon as practicable after the third year using a combination of refinancings involving the Nine Retirement Centers, including sale and leaseback and first mortgage financings, and corporate-level equity and debt financings. ARCPI also intends to reacquire the 9.8% equity interest in the RealtyCos from HCPI as soon as practicable after the fourth anniversary of the closing pursuant to its purchase option. ARCPI has granted HCPI a right of first offer in conjunction with the refinancing of the Nine Retirement Communities.

         The master lease will have an initial term of 15 years and two ten-year renewal options. Under the master lease, the RealtyCos will receive monthly payments of rent from the LeaseCos. The initial rent payment is calculated using a 10.5% annual lease rate applied to the lease basis of the Nine Retirement Centers of approximately $295.9 million. The rental payments escalate following the initial year based upon the greater of (i) the increase in the Consumer Price Index (subject to a floor of 2% and a ceiling of 4%) or
(ii) during the initial five years of the lease term, a percentage of the increase in revenues at the Nine Retirement Centers over the base year revenues. The percentage participation in future revenue increases are 20% in year 2, 25% in year 3, 30% in year 4, 35% in year 5, and 0% thereafter. The RealtyCos will use the rental revenues under the master lease first to service the approximately $170.0 million mortgage debt on the Nine Retirement Centers. The remaining rental income will be distributed to HCPI until it has received a 9% preferred distribution on its $12.2 million investment, then to ARCPI until it has received a 12% preferred distribution on its $112.8 million of invested capital. All of the remaining cash flows of the RealtyCos will be paid 95% to ARCPI and 5% to HCPI. We anticipate that the distributions from the RealtyCos to ARCPI will provide ARCPI with the funds necessary to satisfy all of its obligations to HCPI under the loan. All remaining cash flows from the RealtyCos and all cash flows from the LeaseCos will be available to support our overall operations.

         Certain of the material terms of the loan, the equity investment and the master lease are summarized on Exhibits A-1, A-2 and A-3, respectively, which are attached to and incorporated by reference into this supplement. In addition, set forth below is an illustrated overview of the structure of the loan and the equity investment, including an illustration of the revised structure in the event of a default by ARCPI and a subsequent foreclosure by HCPI.

                OVERVIEW OF THE HCPI LOAN AND EQUITY INVESTMENT


   [Diagram showing the structure of the loan and equity investment by HCPI]

    OVERVIEW OF HCPI LOAN AND EQUITY INVESTMENT - ASSUMING HCPI FORECLOSURE

         The loan is non-recourse to us and will be secured by ARCPI's 90.2% ownership interest in the RealtyCos and certain reserve accounts to be maintained by ARCPI. Since the loan is non-recourse, in the event ARCPI fails to repay the loan or the accrued, but unpaid excess interest, HCPI's claim would be limited to foreclosing upon ARCPI's 90.2% ownership interest in the RealtyCos and the reserve accounts, provided that we have not engaged in fraud or certain other customary events of malfeasance. In the event of a foreclosure, HCPI would own a 100% interest in the RealtyCos and consequently would receive all of the rents paid under the master lease by the LeaseCos. Under these circumstances, neither ARCPI, ARC, nor any of their respective subsidiaries, would have any further obligation to repay the accrued interest on or the principal balance of the loan. The LeaseCos would continue to be owned 100% by ARCPI and the LeaseCos would remain obligated to make rental payments and to comply with the other requirements under the master lease. As such, we would continue to operate the Nine Retirement Centers through the LeaseCos so long as we continue to comply with the terms of master lease.


[Diagram showing the revised structure of the loan and equity investment by HCPI in the event of a default by ARCPI and a subsequent foreclosure by HCPI]

           SUPPLEMENTAL, UNAUDITED, NON-GAAP PRO FORMA FINANCIAL DATA

         The following presentation is intended for illustrative purposes only and does not conform to accounting principles generally accepted in the United States of America (GAAP), nor to pro forma presentation and disclosure requirements of the Securities and Exchange Commission. This presentation is intended to illustrate, for selected items, the financial effects and structure of the loan, the equity investment and the exchange offer. This financial information is intended to supplement, but not replace or supercede, the financial information contained or incorporated by reference into the offering memorandum. The supplemental, unaudited, non-GAAP pro forma financial information set forth below should be read in conjunction with the information contained in the sections titled "Selected Combined Consolidated Financial Data" and "Unaudited Pro Forma Condensed Consolidated Financial Data" in the offering memorandum and the more detailed information included in our financial statements and in the section titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our Annual Report on Form 10-K for the fiscal year ended December 31, 2001 and our Quarterly Report on Form 10-Q/A for the six months ended June 30, 2002.

         We prepared the following supplemental, unaudited, non-GAAP pro forma financial information based on our unaudited historical balance sheet and statement of operations. The supplemental information set forth below is based upon historical information, preliminary estimates, and certain assumptions regarding the exchange offer (including an assumption that 75% of the principal amount of the outstanding old convertible debentures will be exchanged), the loan and the equity investment, as more fully described below or in the notes to the supplemental financial information. Actual adjustments will include the effect of taxes and the completion of other financing transactions pursuant to our refinancing plan. In addition, actual adjustments, which may include adjustments to additional assets, liabilities, and other items, will be made on the effective dates of the exchange offer, the loan and the equity investment and, therefore, may differ from those reflected in the supplemental, unaudited, non-GAAP pro forma financial information.

         The supplemental, unaudited, non-GAAP pro forma financial information is not necessarily indicative of the actual results that may have been achieved if the exchange offer, the loan and the equity investment had been completed as of the dates indicated, or the results that may be realized in the future.

SUPPLEMENTAL, UNAUDITED, NON-GAAP PRO FORMA CONDENSED CONSOLIDATED FINANCIAL
DATA

         The following supplemental, unaudited, non-GAAP pro forma condensed consolidated financial data and explanatory notes set forth the pro forma effects of the consummation of the exchange offer, the loan, the equity investment, and other supplemental adjustments on certain line items of our historical balance sheet and statements of operations. The supplemental, unaudited, non-GAAP pro forma selected balance sheet data reflects the pro forma effect of the exchange offer, the loan, the equity investment, and other supplemental adjustments on certain line items on our balance sheet as if those transactions had occurred on June 30, 2002. The supplemental, unaudited, non-GAAP pro forma statement of operations data for the three months ended June 30, 2002 reflects the pro forma effect of the exchange offer, the loan and the equity investment as if they had occurred on April 1, 2002.

SUPPLEMENTAL, UNAUDITED, NON-GAAP PRO FORMA CONDENSED CONSOLIDATING FINANCIAL
DATA

         The following supplemental, unaudited, non-GAAP pro forma condensed consolidating balance sheet data sets forth the effect on certain line items of the assets and liabilities of the Nine Retirement Centers and the remaining assets and liabilities of ARC, after giving effect to the exchange offer (assuming that 75% of the outstanding principal amount of the old convertible debentures is exchanged in the exchange offer), the loan, the equity investment and other supplemental adjustments as of June 30, 2002. The information in the "LeaseCos" column reflects the assets and liabilities of the LeaseCos. The information in the "RealtyCos" column reflects the assets and liabilities of the RealtyCos, including the mortgage debt associated with the Nine Retirement Centers and the equity investment. The information in the "HCPI Loan" column reflects the $112.8 million non-recourse loan to ARCPI from HCPI. The information in the "Other ARC" column reflects all other assets and liabilities of ARC, including ARCPI's assets, other than those relating to the Nine Retirement Centers.

         The supplemental, unaudited, non-GAAP pro forma condensed consolidating statement of operations data sets forth the revenues and expenses of the Nine Retirement Centers and the remaining revenues and expenses of

ARC, including ARCPI's revenues and expenses, other than those relating to the Nine Retirement Centers, after giving effect to the exchange offer (assuming that 75% of the outstanding principal amount of the old convertible debentures is exchanged in the exchange offer) and the loan, the equity investment and other supplemental adjustments as if those transactions had occurred on April 1, 2002. The information in the "LeaseCos" column reflects the operating results of the Nine Retirement Centers, including an allocation of corporate general and administrative expenses equal to 5% of the revenues of the LeaseCos, and the cash lease payments to be paid to the RealtyCos under the master lease. The information in the "RealtyCos" column reflects the rental revenues to be received from the LeaseCos, the interest expense to be paid on the first mortgage loans and HCPI's minority interest. The information in the "Eliminations and Interest" column reflects interest expense on the loan and the elimination of the intra-company master lease payments. The information in the "Other ARC" column reflects all other revenues and expenses of ARC, including ARCPI's assets, other than those relating to the Nine Retirement Centers.

         SUPPLEMENTAL, UNAUDITED, NON-GAAP PRO FORMA BALANCE SHEET DATA
                           (All amounts in thousands)


                                                     UNAUDITED PRO FORMA CONDENSED
                                                      CONSOLIDATED FINANCIAL DATA
                                                           AS OF JUNE 30, 2002
                                 -------------------------------------------------------------------------
                                                Exchange
                                               Offer/HCPI
                                               Transactions                   Supplemental
                                 As Reported    Adjustments       Pro Forma   Adjustments(1)   As Adjusted
                                 -----------   ------------       ---------   --------------   -----------

ASSETS:
  Cash and cash equivalents       $ 12,250      $   2,811(2)       $ 15,061      $    --       $ 15,061
  Land, buildings and
     equipment, net                498,823             --           498,823       66,089        564,912

LIABILITIES AND
SHAREHOLDERS' EQUITY:
  Current portion of
     long-term debt,
     including old
     convertible debentures        165,355       (132,930)(3)        32,425           --         32,425
  Long-term debt, excluding
     current portion               259,086             --           259,086        4,825        263,911
  Capital leases                    90,313             --            90,313           --         90,313
  HCPI Loan (4)                         --        112,750           112,750           --        112,750
  Series B Notes (5)                    --         17,440            17,440           --         17,440
                                  --------      ---------          --------      -------       --------
     Total debt                    514,754         (2,740)          512,014        4,825        516,839

  Refundable portion of life
     estate fees and
     deferred life estate
     income                        125,135             --           125,135       48,347        173,482
  HCPI Equity Investment (6)            --         12,250            12,250           --         12,250
  Deferred gain on
     sale-leaseback                 29,193             --            29,193           --         29,193
     transactions (7)
  Shareholders' equity              50,126          1,503(8)         51,629           --         51,629


                                                        UNAUDITED PRO FORMA CONDENSED
                                                        CONSOLIDATING FINANCIAL DATA
                                                              AS OF JUNE 30, 2002
                                 ----------------------------------------------------------------------------------
                                                   ARCPI HOLDINGS
                                          (NINE RETIREMENT CENTERS ONLY)
                                 ----------------------------------------------------
                                 LeaseCos     RealtyCos        HCPI Loan       Total       Other ARC    As Adjusted
                                 --------     ---------        ---------     --------      ---------    -----------

ASSETS:
  Cash and cash equivalents      $  1,835     $     --         $     --      $  1,835      $ 13,226      $ 15,061
  Land, buildings and
     equipment, net                    --      303,613               --       303,613       261,299       564,912

LIABILITIES AND
SHAREHOLDERS' EQUITY:
  Current portion of
     long-term debt,
     including old
     convertible debentures            --           --               --            --        32,425        32,425
  Long-term debt, excluding
     current portion                   --      169,487(9)            --       169,487        94,424       263,911
  Capital leases                       --           --               --            --        90,313        90,313
  HCPI Loan (4)                        --           --          112,750       112,750            --       112,750
  Series B Notes (5)                   --           --               --            --        17,440        17,440
                                 --------     --------         --------      --------      --------      --------
     Total debt                        --      169,487          112,750       282,237       234,602       516,839

  Refundable portion of life
     estate fees and
     deferred life estate
     income                       147,919           --               --       147,919        25,563       173,482
  HCPI Equity Investment (6)           --       12,250               --        12,250            --        12,250
  Deferred gain on
     sale-leaseback                    --           --               --            --        29,193        29,193
     transactions (7)
  Shareholders' equity                 --           --               --            --        51,629        51,629


---------
(1) Reflects the termination of a synthetic lease on one of the Nine Retirement Centers, which is a condition to closing the loan.

(2) The increase in cash and cash equivalents reflects receipt of the $112.8 million loan from HCPI and the $12.2 million equity investment by HCPI, net of the $83.6 million payment to the holders of the Series A Notes for assumed exchange of 75% of the old convertible debentures, the $33.2 million payment to the holders of old convertible debentures not exchanged, as well as $5.2 million of cash paid as transaction costs and funding requirements in connection with the exchange offer.

(3) Reflects the repayment of the $132.9 million of the old convertible debentures from the proceeds of the HCPI loan, the HCPI equity investment and the issuance of Series B Notes in the exchange offer.

(4) Reflects the $112.8 million loan from HCPI. In the event of a foreclosure, HCPI would own a 100% interest in the RealtyCos and consequently would receive all of the rents paid under the master lease by the LeaseCos. The LeaseCos would continue to be 100% owned by ARCPI and the LeaseCos would remain obligated to make rental payments and to comply with the other requirements under the master lease. We would continue to operate the Nine Retirement Centers through the LeaseCos so long as we continue to comply with the terms of the master lease, which has an initial term of 15 years and two ten-year renewals.

(5) Reflects the issuance of $18.9 million principal amount of Series B Notes pursuant to the exchange offer (less approximately $1.5 million of original issue discount attributable to the issuance of the warrants), assuming that 75% of the principal amount of the outstanding old convertible debentures are exchanged in the exchange offer.

(6) Reflects the $12.2 million equity investment by HCPI in the RealtyCos. ARCPI will retain a 90.2% interest in the RealtyCos.

(7) In conjunction with the sale lease-back transactions consummated as part of the refinancing plan referred to in the offering memorandum, we have expensed all losses and deferred all gains arising from such transactions, with the deferred gains being amortized over the terms of the respective leases. As a result, shareholders' equity has been reduced for all losses and will be increased over time as the deferred gains are recognized.

(8) Increase in shareholders' equity reflects the seven-year warrants valued at an estimated $1.16 per warrant based on various assumptions using the Black-Scholes valuation model.

(9) Reflects all consolidated first mortgage debt balances on the Nine Retirement Centers.

                                        UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL DATA
                                                  FOR THE THREE MONTHS ENDED JUNE 30, 2002
                                  ---------------------------------------------------------------------
                                                  Exchange
                                                 Offer/HCPI
                                                Transactions                  Supplemental        As
                                  As Reported   Adjustments      Pro Forma    Adjustments      Adjusted
                                  -----------   ------------     ---------    ------------     --------

OTHER DATA: (1)
   Communities                            65           --              65            --              65
   Resident capacity                  14,425           --          14,425            --          14,425
   Average monthly rate             $  3,003           --        $  3,003            --        $  3,003

   Retirement center occupancy          92.2%          --            92.2%           --            92.2%
   AL occupancy                         74.3%          --            74.3%           --            74.3%
                                    --------      -------        --------      --------        --------
      Total occupancy                   87.8%          --            87.8%           --            87.8%

SUMMARY STATEMENT OF OPERATIONS:
   Total revenues                   $ 82,643           --        $ 82,643            --        $ 82,643
   Operating expenses                 60,246           --          60,246            --          60,246
                                    --------      -------        --------      --------        --------
      Operating Margin                22,397           --          22,397            --          22,397

   General & administrative            6,554        1,500(2)        8,054        (2,472)(3)       5,582
                                    --------      -------        --------      --------        --------
      EBITDAR (4)                     15,843       (1,500)         14,343         2,472          16,815

   Depreciation and Amortization       5,510           --           5,510         5,510              --
   Amortization of leasehold
   acquisition costs                   2,994           --           2,994        (2,365)(5)         629
                                    --------      -------        --------      --------        --------
      Total Depreciation and           8,504           --           8,504        (2,365)          6,139
   amortization

   Lease expense, net                 18,098           --          18,098        (7,315)(6)      10,783
   Interest expense, net               8,701        1,064(7)        9,765            57(8)        9,822
   Non-cash interest expense              --        3,054(9)        3,054            --           3,054
   Other, net                           (164)          --            (164)           --            (164)

                                    --------      -------        --------      --------        --------
   Earnings (loss) from              (19,296)      (5,618)        (24,914)       12,095         (12,819)
   continuing operations before
   income taxes, minority
   interest, and extraordinary
   item

Minority interest (10)                    --          597             597            --             597

                                    --------      -------        --------      --------        --------
Loss from continuing operations     $(19,296)     $(6,215)       $(25,511)     $ 12,095        $(13,416)
   before income taxes, and
   extraordinary item

Adjustments for certain Non-cash
   Items
   Loss from continuing
   operations before income
   taxes, and extraordinary item    $(19,296)     $(6,215)       $(25,511)     $ 12,095        $(13,416)

   Add back Depreciation and
   amortization                        8,504           --           8,504        (2,365)          6,139
   Add back Non-cash interest
   expense                                --        3,054           3,054            --           3,054
                                    --------      -------        --------      --------        --------
      Total Adjustment for Non-        8,504        3,054          11,558        (2,365)          9,193
          cash Items

   Loss from continuing
   operations before income
   taxes, extraordinary item and
   non-cash items                   $(10,792)     $(3,161)       $(13,953)     $  9,730        $ (4,223)




                                           UNAUDITED PRO FORMA CONDENSED CONSOLIDATING FINANCIAL DATA
                                                      FOR THE THREE MONTHS ENDED JUNE 30, 2002
                                   -------------------------------------------------------------------------------
                                                   ARCPI HOLDINGS
                                          (NINE RETIREMENT CENTERS ONLY)
                                   ---------------------------------------------------
                                                                  Elimina-
                                                                 tions and
                                   LeaseCos(11)  RealtyCos(12)  Interest(13)   Total       Other ARC    As Adjusted
                                   ------------  -------------  ------------  --------     ---------    ----------

OTHER DATA: (1)
   Communities                             9             9             --            9            56            65
   Resident capacity                   3,718            --             --        3,718        10,707        14,425
   Average monthly rate              $ 3,277            --             --     $  3,277      $  2,876      $  3,003

   Retirement center occupancy          92.5%           --             --         92.5%         92.0%         92.2%
   AL occupancy                           --            --             --           --          74.3%         74.3%
                                     -------        ------        -------     --------      --------      --------
      Total occupancy                   92.5%           --             --         92.5%         87.8%         87.8%

SUMMARY STATEMENT OF OPERATIONS:
   Total revenues                    $28,623        $7,754(14)    $(7,754)    $ 28,623      $ 54,020      $ 82,643
   Operating expenses                 18,945             0              0       18,945        41,301        60,246
                                     -------        ------        -------     --------      --------      --------
      Operating Margin                 9,678         7,754         (7,754)       9,678        12,719        22,397

   General & administrative            1,431(15)        --             --        1,431         4,151         5,582
                                     -------        ------        -------     --------      --------      --------
      EBITDAR (4)                      8,247         7,754         (7,754)       8,247         8,568        16,815

   Depreciation and Amortization       2,438            --          2,438        3,072         5,510
   Amortization of leasehold
   acquisition costs                      --            --             --           --           629           629
                                     -------        ------        -------     --------      --------      --------
      Total Depreciation and              --         2,438             --        2,438         3,701         6,139
   amortization

   Lease expense, net                  7,754(16)        --         (7,754)          --        10,783        10,783
   Interest expense, net                  --         2,900          2,722        5,622         4,200         9,822
   Non-cash interest expense              --            --          2,960        2,960            94         3,054
   Other, net                             --            --             --           --          (164)         (164)

                                     -------        ------        -------     --------      --------      --------
   Earnings (loss) from                  493         2,416         (5,682)      (2,773)      (10,046)      (12,819)
   continuing operations before
   income taxes, minority
   interest, and extraordinary
   item

Minority interest (10)                    --           597             --          597            --           597

                                     -------        ------        -------     --------      --------      --------
Loss from continuing operations      $   493        $1,819        $(5,682)    $ (3,370)     $(10,046)     $(13,416)
   before income taxes, and
   extraordinary item

Adjustments for certain Non-cash
   Items
   Loss from continuing
   operations before income
   taxes, and extraordinary item     $   493        $1,819        $(5,682)    $ (3,370)     $(10,046)     $(13,416)

   Add back Depreciation and
   amortization                           --         2,438             --        2,438         3,701         6,139
   Add back Non-cash interest
   expense                                --            --          2,960        2,960            94         3,054
                                     -------        ------        -------     --------      --------      --------
      Total Adjustment for Non-           --         2,438          2,960        5,398         3,795         9,193
          cash Items

   Loss from continuing
   operations before income
   taxes, extraordinary item and
   non-cash items                    $   493        $4,257        $(2,722)    $  2,028      $ (6,251)     $ (4,223)


---------
(1) Reflects data for all communities, including consolidated and unconsolidated communities. Capacity and occupancy data is as of June 30, 2002.

(2) Represents the non-capitalized portion of the costs related to the exchange offer, the loan and the equity investment.

(3) Reflects $972,000 relating to fees incurred in conjunction with an unrelated refinancing transaction. Eliminates the effect of approximately $1.5 million of the non-capitalized portion of the $5.2 million of cash transaction costs related to the exchange offer, the loan and the equity investment.

(4) EBITDAR means earnings before interest, taxes, depreciation, amortization, and rent expense.

(5) Reflects the elimination of $2.4 million of accelerated amortization relating to the termination of synthetic leases in conjunction with certain sale lease-back transactions.

(6) Eliminates approximately $7.0 million of lease expense relating to residual guarantees incurred on the sale lease-back of certain assets that were previously financed pursuant to synthetic leases. Also eliminates approximately $300,000 of lease expense from the termination of a synthetic lease.

(7) Reflects increased cash interest costs relating to the $112.8 million HCPI loan (initial cash pay rate 9%) and the $18.9 million Series B Notes (at a cash pay rate of 8%) offset by the repayment of $132.9 million of old convertible debentures (cash pay rate 5 3/4%).

(8) Reflects additional interest expense from the termination of a synthetic lease on one of the Nine Retirement Centers.

(9) Reflects increased non-cash interest expense recorded on the HCPI loan and the Series B Notes. The non-cash interest accrual relating to the HCPI loan will be paid only upon the loan's maturity or upon ARCPI's voluntary preparyment of the loan. In an event of default and foreclosure by HCPI on the RealtyCos, all accrued interest together with the principal amount of the HCPI loan would be eliminated as a result of such foreclosure.

(10) Reflects the minority interest of HCPI relating to its 9.8% interest in the RealtyCos.

(11) The LeaseCos column reflects the operating results of the Nine Retirement Centers, including general and administrative expenses equal to 5% of the LeaseCos' revenues, and the cash lease payments to be paid to the RealtyCos under the master lease.

(12) The RealtyCos column reflects the rental revenues received from the LeaseCos, the interest expense paid on the first mortgage debts and the minority interest of HCPI.

(13) The Eliminations and Interest column reflects the interest expense on the HCPI loan and elimination of the intra-company master lease payment. In the event of a foreclosure, HCPI would own a 100% interest in the RealtyCos and consequently would receive all of the rents paid under the master lease by the LeaseCos.

(14) Reflects cash rental payments from the LeaseCos to the RealtyCos. In an event of default and foreclosure by HCPI, the LeaseCos will continue to make these rent payments directly to the RealtyCos, which would be owned by HCPI, pursuant to the terms of the master lease.

(15) Reflects general and administrative costs equal to 5% of the LeaseCos' revenues.

(16) Represents cash rental payments under the master lease for the Nine Retirement Centers. In the event of a foreclosure, HCPI would own a 100% interest in the RealtyCos and consequently would receive all of the rents paid under the master lease by the LeaseCos. The LeaseCos would continue to be 100% owned by ARCPI and the LeaseCos would remain obligated to make rental payments and to comply with the other requirements of the master lease. We would continue to operate the Nine Retirement Centers through the LeaseCos so long as we continue to comply with the terms of the master lease, which has an initial term of 15 years and two ten-year renewals.

                           SUPPLEMENTARY INFORMATION

         We continue to make significant progress in increasing occupancy at our communities, in particular our assisted living residences. In the table provided below, we have identified the capacity and the corresponding occupancies for all of the communities open during the period, whether or not these communities were consolidated for financial reporting purposes. We have also segregated the Nine Retirement Centers from our other retirement centers to reflect the capacity and corresponding occupancies of the Nine Retirement Centers.


                                                                           As of
                               ---------------------------------------------------------------------------------------------
                               3/31/2001     6/30/2001     9/30/2001     12/31/2001    3/31/2002     6/30/2002     7/31/2002
                               ---------     ---------     ---------     ----------    ---------     ---------     ---------

Resident Capacity (1)
    Nine Retirement Centers        3,721         3,721         3,724         3,724         3,718         3,718         3,718
    Other ARC Retirement
    Centers                        7,984         7,822         7,340         7,401         7,456         7,533         7,538
                                --------      --------      --------      --------      --------      --------      --------
                                  11,705        11,543        11,064        11,125        11,174        11,251        11,256

    Assisted Living
Communities                        3,121         3,153         3,166         3,179         3,174         3,174         3,174
                                --------      --------      --------      --------      --------      --------      --------

       Total Portfolio            14,826        14,696        14,230        14,304        14,348        14,425        14,430
                                ========      ========      ========      ========      ========      ========      ========


Occupancy

    Nine Retirement Centers         93.3%         93.0%         93.3%         93.1%         92.8%         92.5%         91.8%
    Other ARC Retirement
    Centers                         92.5%         92.4%         93.2%         92.9%         92.1%         92.0%         92.5%
                                --------      --------      --------      --------      --------      --------      --------
                                    92.7%         92.6%         93.2%         93.0%         92.8%         92.2%         92.3%

    Assisted Living
    Communities                     52.6%         58.0%         62.0%         65.2%         69.2%         74.3%         76.2%
                                --------      --------      --------      --------      --------      --------      --------

       Total Portfolio              83.3%         84.3%         85.5%         86.1%         86.6%         87.8%         88.3%
                                ========      ========      ========      ========      ========      ========      ========

---------
(1) Resident capacity reflects all communities open during the period including consolidated and unconsolidated communities.

                                  EXHIBIT A-1

                              $112.75 MILLION LOAN
                    Summary of Selected Terms and Conditions


LENDER:                    HCPI

BORROWER:                  ARCPI

LOAN AMOUNT:               $112.75 million

FINAL MATURITY:            5 Years

PREPAYMENT:                After the 3rd year, ARCPI may prepay the loan in
                           full. In addition, after the 3rd year, ARCPI may make partial repayments of the loan in increments of $20.0 million or greater, subject to HCPI consent.
                           In the event the loan is repaid prior to the end of the 3rd year for any reason, the loan will be subject to a yield maintenance payment.

INTEREST RATE:             Interest shall accrue at a rate of 19.5% per annum
                           and, except as described herein, will be payable in full at the time the loan is repaid. ARCPI will make quarterly cash interest payments of 9.0% based on the initial loan amount with such cash interest payments increasing by approximately 55 basis points per annum starting on April 1, 2004. All cash interest payments will be credited against the 19.5% stated rate of interest. On each quarterly payment date, any unpaid interest will accrue and be added to the principal amount of the loan and shall accrue thereafter at a 19.5% interest rate.

COLLATERAL:                The loan will be secured by a security interest in
                           ARCPI's 90.2% ownership interest in the RealtyCos and certain reserve accounts to be maintained by ARCPI.

NON-RECOURSE LOAN:         HCPI's recourse will be limited to ARCPI's 90.2%
                           ownership interest in the RealtyCos and certain reserve accounts to be maintained by ARCPI, subject to certain customary non-recourse carve-outs (e.g.
                           fraud and certain other customary acts of malfeasance). Since the loan is non-recourse, in the event the loan is not repaid or is in default and HCPI elects to foreclose on the collateral, neither
                           ARC nor ARCPI will have any further obligation to pay the principal amount of the loan and any accrued interest, subject to such non-recourse carve-outs.

CHANGE OF CONTROL:         The loan will become repayable in full upon the
                           occurrence of a change in control, including the acquisition of beneficial ownership of 20% or more of the ARC's outstanding shares of common stock.

RIGHT OF FIRST OFFER:      During the term of the loan, HCPI will have a right
                           of first offer to finance or refinance ARCPI's properties.

COVENANTS:                 The loan is subject to usual and customary
                           affirmative and negative covenants, and certain financial covenants including: (i) maximum first mortgage debt levels, (ii) minimum operating income requirements for the Nine Retirement Centers, and
                           (iii) required debt service coverage ratios for the Nine Retirement Centers.

CLOSING CONDITIONS:        The loan is subject to customary closing conditions
                           and to certain other conditions, including the following:

                                  EXHIBIT A-1

                        $112.75 MILLION LOAN (CONTINUED)
                    Summary of Selected Terms and Conditions


                           1. The exchange offer must be completed on the terms currently contemplated, and the holders of the old convertible debentures must tender at least 75% of the outstanding principal amount, approximately $99.7 million. The terms of all securities issued pursuant to the exchange offer shall be satisfactory to HCPI. The Series B Notes shall not have maturity or any principal amortization that is earlier than 6 months after the maturity date of the loan.

                           2. The Nine Retirement Centers shall have net operating income of not less than $31.6 million for the trailing 12 months ended September 30, 2002.

                           3.       The operating results of the Nine
                                    Retirement Centers must be within budget.

                           4. Completion of ARC's refinancing plan, and minimum liquidity of $24.0 million.

                           5. The contemporaneous closing of the equity investment.

                           6.       The loan must close by September 30, 2002.

EVENTS OF DEFAULT:         The loan will be subject to usual and customary
                           events of default.

                                  EXHIBIT A-2

                        $12.25 MILLION EQUITY INVESTMENT
                    Summary of Selected Terms and Conditions


HCPI'S LLC INTEREST:                9.8% interest in each RealtyCo

ARCPI LLC INTEREST:                 90.2% interest in each RealtyCo

HCPI INVESTMENT AMOUNT:             $12.25 million in the aggregate (allocated
                                    to each RealtyCo as agreed)

VOTING RIGHTS:                      Mutual control and decision making

OPERATING CASH FLOW DISTRIBUTIONS:  Cash flow from operations (anticipated to be the rent payments under the master lease from the RealtyCos net of first mortgage debt service) will be distributed monthly by each RealtyCo, determined separately for each RealtyCo, as follows:

                                             First Distribution: Payment will
                                             be made to cover any preferred
                                             distribution shortfalls from
                                             previous periods;

                                             Second Distribution: HCPI will
                                             receive a preferred distribution
                                             equal to $91,875 per month (9.0%
                                             annually on $12.25 million);

                                             Third Distribution: ARCPI will
                                             receive $1.12 million per month
                                             (12.0% annually on $112.75
                                             million);

                                             Fourth Distribution: The remaining
                                             operating cash flow will be
                                             distributed 5% to HCPI and 95% to
                                             ARCPI

DISTRIBUTIONS OF PROCEEDS OF A
CAPITAL EVENT:                      Distributions of the proceeds of a capital
                                    event will be made by the subject RealtyCo as follows:

                                             First Distribution: Payment will
                                             be made to cover any preferred
                                             distribution shortfalls from
                                             previous periods;

                                             Second Distribution: HCPI will
                                             receive a preferred distribution
                                             equal to an amount which yields a
                                             return on its invested capital in
                                             that RealtyCo of 19.5% per annum
                                             compounded quarterly, taking into
                                             consideration previous
                                             distributions;

                                             Third Distribution: Distributions
                                             will be made to HCPI until its
                                             invested capital in that RealtyCo
                                             is reduced to zero;

                                             Fourth Distribution: ARCPI will
                                             receive a preferred distribution
                                             equal to an amount which yields a
                                             return on its invested capital in
                                             that RealtyCo of 19.5% per annum
                                             compounded quarterly, taking into
                                             consideration previous
                                             distributions;

                                             Fifth Distribution: Distributions
                                             will be made to ARCPI until its
                                             invested capital is reduced to
                                             zero;

                                  EXHIBIT A-2

                  $12.25 MILLION EQUITY INVESTMENT (CONTINUED)
                    Summary of Selected Terms and Conditions


                                             Sixth Distribution: The remaining
                                             proceeds will be distributed 5% to
                                             HCPI and 95% to ARCPI.

ARCPI'S RIGHT TO REPURCHASE:        Starting on the fourth anniversary and for
                                    a period of one year, ARCPI will have a
                                    right to purchase HCPI's membership
                                    interest for the greater of (a) fair market value, or (b) an amount which yields 19.5% internal rate of return on HCPI's invested capital, subject to the Capital Event
                                    Distribution waterfall. The right must be exercised in full for all RealtyCos.

HCPI PURCHASE OPTION:               Commencing on the fifth anniversary, HCPI
                                    will have the right to purchase ARCPI's
                                    90.2% interest for the greater of (a) fair market value, or (b) an amount which yields a 19.5% internal rate of return in ARCPI's invested capital. ARCPI will have 20 days from the receipt of written notice of HCPI's intent to exercise this purchase option to purchase HCPI's membership interest, thereby superceding HCPI's right to purchase ARCPI's interest.

CLOSING CONDITIONS:                 Substantially the same as those associated
                                    with the loan, and the contemporaneous
                                    closing of the loan.

                                  EXHIBIT A-3

                                  MASTER LEASE
               Summary of Selected Proposed Terms and Conditions


LESSOR:                             RealtyCos

LESSEE:                             LeaseCos

LEASE GUARANTOR:                    ARCPI

LEASE BASIS:                        $295.9 million

INITIAL LEASE RATE:                 10.5%

LEASE TERM:                         15 Years, with two ten-year renewal
                                    Options in LeaseCo's favor

BASE YEAR REVENUES:                 $108 million

ESCALATORS:                         The rent payments will escalate in future
                                    years based upon the greater of (i) the
                                    Consumer Price Index (subject to a floor or 2% and ceiling of 4%, or (ii) a fixed percentage of the increase in revenues over the base year revenues during the initial five years of the lease term. The percentage participation in future revenue increase are 20% in year 2, 25% in year 3, 30% in year 4, 35% in year 5 and 0% thereafter.

LETTER OF CREDIT:                   No letter of credit ("LOC") will be
                                    required until the beginning of Year 5.
                                    Thereafter, the LOC will equal four months' rent.

COVENANTS:                          The master lease will be triple net lease
                                    and will contain usual and customary
                                    affirmative and negative covenants. There will be no financial covenants in the master lease.

EVENTS OF DEFAULT:                  Customary and usual, including the
                                    following:

                                    -        The failure to pay rent.

                                    -        The failure to comply with any
                                             covenant or agreement set forth in
                                             the master lease, including the
                                             failure to pay property taxes,
                                             maintain required insurance
                                             coverages, maintain the Nine
                                             Retirement Centers in good repair
                                             and condition, the failure to
                                             comply with laws relating to the
                                             operation of the Nine Retirement
                                             Centers, etc.

                                    -        The termination or revocation of
                                             any health care license or
                                             material violation of applicable
                                             health care regulations.

                                    -        The bankruptcy or insolvency of
                                             any LeaseCo or ARCPI.

                                    -        A default by ARCPI or the LeaseCos
                                             or their affiliates under any
                                             other agreement with HCPI or with
                                             respect to any other indebtedness.

         Letters of transmittal, certificates for the old convertible debentures and any other required documents should be sent by each holder or its broker, dealer, commercial bank, trust company or other nominee to the exchange agent:


                        U.S. BANK NATIONAL ASSOCIATION

 By Registered or Certified Mail:        By Overnight Courier and Hand                 By Facsimile:
                                                   Delivery:

         U.S. Bank, N.A.                        U.S. Bank, N.A.                      (651) 244-1537
  180 East 5th Street, 4th Floor               Bond Drop Window              (For Eligible Institutions Only)
        St. Paul, MN 55101              180 East 5th Street, 4th Floor
 Attn: Specialty Finance Group -              St. Paul, MN 55101                   Confirm by Telephone:
              Dan Strantz               Attn: Specialty Finance Group -               (651) 244-4512
                                                  Dan Strantz

         Any questions regarding procedures for tendering old convertible debentures or requests for additional copies of this offering memorandum and letter of transmittal should be directed to the information agent:


                             D.F. KING & CO., INC.
                                77 Water Street
                            New York, New York 10005
                            Banks and Brokers call:
                         (212) 269-5550 (call collect)
                                All others call:
                           (800) 735-3591 (toll free)

         Any questions regarding the terms of this offering memorandum should be directed to the company:

                        AMERICAN RETIREMENT CORPORATION
                         111 Westwood Place, Suite 200
                           Brentwood, Tennessee 37027
                           Attention: Ross C. Roadman
                     Telephone: (800) 663-0766 (toll free)